Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158623
PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 17, 2009)

SUN COMMUNITIES, INC.

3,200,000 SHARES OF COMMON STOCK

This prospectus supplement and the accompanying prospectus relate to the issuance and sale of up to 3,200,000 shares of our common stock from time to time through Brinson Patrick Securities Corporation, as sales manager. These sales, if any, will be made pursuant to the terms of a sales agreement, as amended, between us and the sales manager. The form of the sales agreement was previously filed as an exhibit to a current report on Form 8-K dated August 27, 2009, and the form of the second amendment to sales agreement was previously filed as an exhibit to a current report on Form 8-K dated May 31, 2011.

Our common stock is listed on the New York Stock Exchange under the symbol “SUI”.  Sales of shares of our common stock under this prospectus supplement, if any, will be made on or through the facilities of the New York Stock Exchange, to or through market makers, or to or through alternative trading systems, at prices prevailing at the time of sale, or in any other manner permitted by law (including, without limitation, privately negotiated transactions). We will make these sales through the sales manager on a best efforts basis.  On May 27, 2011, the last reported sales price of our common stock on the New York Stock Exchange was $38.78 per share.

The compensation to the sales manager for sales of our common shares will be at a fixed commission rate of 2% of the gross sales price per common share sold.  In connection with the sale of common shares on our behalf, the sales manager will be deemed to be an “underwriter” with in the meaning of the Securities Act of 1933, as amended, and the compensation of the sales manager may be deemed to be underwriting commissions or discounts.  We have agreed to provide indemnification and contribution to the sales manager against liabilities, including liabilities under the Securities Act.  The net proceeds from any sales under this prospectus supplement will be used as described under “Use of Proceeds” in the accompanying prospectus.

INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS.  SEE “RISK FACTORS” BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER PRIOR TO PURCHASING SHARES OF OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 31, 2011